Correspondence

November 2, 2010

Lauren Nguyen
Attorney-Advisor
United States Securities and Exchange Commission
Washington, DC  20549

RE:	Full Throttle Indoor Kart Racing Inc. Registration Statement on Form S-1 Filed October 19, 2010 File No. 333-167799

Dear Ms. Nguyen:

This correspondence responds to the staff comments dated November 1, 2010.  This response letter is being transmitted via EDGAR on November 2, 2010 along with our amendment No.4 to the registration statement.

The following reproduces each of the staff’s comments followed by our supplemental response.

Offering Summary, page 3

1.
We note your response to our prior comment 2 and the revised disclosure on page 3. We further note disclosure on page 27 which states that your chief financial officcr "has provided a prepayment of services in exchange for shares valued at $1,500." Please tell us whether the stock based compensation you reference was paid to your executive officers or directors. If so, please revise your summary compensation table to include this compensation or advise.

We have revised the relevant sentence in the Offering Summary as follows:  Our most significant expenses for the fiscal year ended May 31, 2010 were professional fees for legal and accounting expenses of $4,150 which includes stock based compensation of $1,500 to our chief financial officer and $1,000 to outside legal counsel.

The Business of Full Throttle Indoor Kart Racing, page 11

2.	Please remove the bold typeface from the first paragraph.

We have removed the bold typeface.

3.	Please revise the second paragraph to remove references to the "pictures" that are "forward looking" and "illustrative."

We have revised the second paragraph as follows:

This section of the Prospectus contains discussion, descriptions and examples ~~and illustrative pictures~~ that are ‘forward looking’ and do not reflect any actual location in operation under Full Throttle Indoor Kart Racing™ nor do they represent the actual final plans for any potential Full Throttle Indoor Kart Racing™ facility. The pictures used in this document are for illustrative purposes and as examples of design and operational elements similar to what Full Throttle Indoor Kart Racing™ anticipates but do not reflect actual operations, final results or final execution of its plans.

Lauren Nguyen
United States Securities and Exchange Commission

Large Format Banners, page 15

4.	Please revise to provide a basis for your belief that your locations could attract as many as 50,000 to 60,000 participants a year.

We have revised the paragraph as follows:

Large Format Banners
It is our belief that advertising is a function of visual impressions.  ~~We believe our locations could attract as many as 50,000 to 60,000 participants a year.~~   We estimate that a typical customer could spend one to two hours per visit.  This could create a substantial opportunity for visual impressions of each sign.

The Karts. page 17

5.
We note disclosure in the last sentence of the second paragraph or page 17 which states that the "financial performance" provided by karts powered by internal combustion engines is "superior" to electric powered karts. Please revise to provide the basis for this statement and describe the business analysis that you took to make this determination.

We have deleted the following sentence:      ~~Based on these factors, we believe that the overall financial performance and the quality of the racing experience provided by karts powered by internal combustion engines is superior to electric powered karts.~~

Plan of Operations, page 22

6.
We note the disclosure in the first sentence of the second paragraph that "upon commencement of operations, [you] anticipate all income generating sectors of the business operational and generating revenue." Please provide the basis for such statement or revise to disclose that while you anticipate your business will generate revenue, you cannot provide assurance to such effect. Also make similar revisions to the Commencement of Operations/Sources of Revenue section.

We have revised the second paragraph and the milestone description “Commencement of Operations/Sources of Revenue”  as follows:

Upon commencement of operations, we anticipate all income generating sectors of the business ~~operational and~~ to begin generating revenue.  While we anticipate generating revenue as soon as we commence operations, we cannot provide any assurance to that effect.

Milestone Expenditures from Offering Proceeds, page 24

7.	Please revise to provide a basis for your belief that you will be profitable in the second year of operations.

We have revised the last paragraph as follows:

We believe the $430,000 allocated to working capital will provide us the necessary liquidity needed for the first two quarters of operations.   Full Throttle Indoor Kart Racing™ is a startup company in the development stage.  Full Throttle does not anticipate being profitable within the first 12 months of operations.  ~~Full Throttle does anticipate profitable operations for year two.~~

Lauren Nguyen
United States Securities and Exchange Commission

Directors and Executive Officers, page 25

8.	We note the cross-reference to the Risk Factors section for additional information. However, we note that the disclosure on page 25 is identical to the disclosure on page 7. Please revise.

We have deleted the cross reference as the information is redundant to that contained in the Risk Factors.

9.
Please revise to remove the qualitative statements such as "Lance helps clients achieve superior results" and "emphasis is on the highest level of customers satisfaction and employee competency" from the biographical information of your officers and directors.

We have deleted the sentence:  ~~Lance helps clients achieve superior results by combining a unique ability to define strategy, build teams, create innovative alliances, and develop talent to exceed organizational goals.~~

Interim Balance Sheets, page F-IO

10.
We would also consider the balance sheet figures for May 31, 2010 to be unaudited in this presentation. Please revise to clarify this fact. We would not object if you wish to state in an accompanying footnote the fact that the balances were "derived from audited financial statements."

We have added “Derived from audited financial statements” under the May 31, 2010 column heading on the Balance Sheet.

Notes to Financial Statements, page F-14

11.
Please revise to include an affirmative statement, if true, that your interim financial statements reflect all adjustments which are, in the opinion of management, necessary in order to make the financial statements not misleading. Reference is made to Regulation S-X , Rule 8-03, Rule Instruction 2.

We have added the following at the beginning of the Notes to the Unaudited Financial Statements:

Management of Full Throttle Indoor Kart Racing, Inc., believes that the accompanying unaudited financial statements contain all adjustments (including normal recurring adjustments) necessary to present fairly the financial condition, results of operations and cash flows for the periods presented.  The unaudited consolidated financial statements presented herein should be read in conjunction with our audited financial statements for our most recently completed fiscal year ended May 31, 2010, and their accompanying notes.

Please contact me as necessary at the address, telephone and fax numbers below.  Thank you for your assistance.

Sincerely,

/s/ Richard Herrera
Richard Herrera
President, CEO